SHAREHOLDERS’ REPORT	For the period ended sunlife.com March 31, 2010

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports first quarter results
First quarter 2010 financial highlights
•	Net income of $409 million, compared to a loss of $213 million in the first quarter of 2009

•	Earnings per share (diluted) of $0.72, up from a loss per share of $0.38

•	Return on equity of 10.5%, up from negative 5.5% in the same period one year ago

•	Quarterly dividend of $0.36 per share

•	Assets under management grew 16% to $435 billion from a year ago
TORONTO (May 5, 2010) – Sun Life Financial Inc. (TSX/NYSE: SLF) reported net income of $409 million for the first quarter of 2010, compared with a net loss of $213 million in the same period last year. Diluted earnings per share were $0.72 compared to a loss per share of $0.38 in the first quarter of 2009.
Results across most business groups were higher, reflecting an economic environment that was stronger than one year ago. Net income in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. The Company’s recent acquisition in the U.K. contributed to the improved performance in the Company’s U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.
Credit experience was more favourable in the first quarter of 2010 relative to the same period a year ago; however, the strengthening of the Canadian dollar reduced the net income of some of the Company’s operations in foreign jurisdictions.
The Board of Directors of Sun Life Financial today declared a quarterly shareholder dividend of $0.36 per common share, maintaining its current quarterly dividend.
“In addition to improved equity and credit market conditions compared to the same period a year ago, Sun Life’s results this quarter benefited from gains in various business units spanning several markets,” said Donald A. Stewart, Chief Executive Officer.
“SLF Canada recorded solid gains from the sale of fixed interest products and significant increases in sales of life and health insurance. In the U.S., a strong focus on improving distribution contributed to a 45% increase in domestic variable annuity sales.
“Assets under management grew 16% to $435 billion, spurred by significant gains in net sales of mutual, managed and segregated funds and the acquisition of Lincoln’s U.K. business,” Mr. Stewart said. “In particular, MFS, the Company’s U.S.-based asset manager, experienced strong net sales and asset appreciation and is close to its pre-financial crisis asset levels.
“While there are still headwinds in credit markets, our focus on risk management and a strategy of diversifying across product lines and geographies has allowed Sun Life to achieve a solid start in 2010.”
Estimated 2010 adjusted earnings from operations
In its interim management’s discussion and analysis (MD&A) for the third quarter of 2009, the Company provided “estimated 2010 adjusted earnings from operations”(1), to illustrate the impact that the changes in market conditions that occurred in the fourth quarter of 2008, and continued into 2009, were expected to have on the Company’s financial results in 2010. Based on the assumptions and factors described below, in the third quarter of 2009, the Company estimated that its adjusted earnings from operations for the year ending December 31, 2010 would be in the range of $1.4 billion to $1.7 billion. The Company cautioned that its earnings in 2010 would reflect the lower asset levels and account values that were expected in 2010, as well as higher risk management costs, potential volatility and uncertainty in capital markets, the expected higher levels of capital required by regulators, lower leverage, currency fluctuations and the potential for higher tax costs as governments around the world look to address higher deficits.
Updates to the Company’s best estimate assumptions as well as changes in key internal and external indicators during the first quarter of 2010 did not impact the range of its estimated 2010 adjusted earnings from operations that was previously disclosed.
Based on the assumptions and methodology used to determine the Company’s 2010 estimated adjusted earnings from operations, which remain unchanged from the third quarter of 2009, the Company’s adjusted earnings from operations for the first quarter of 2010 were $359 million. The following table reconciles the Company’s adjusted earnings from operations for the first quarter of 2010 to its common shareholders’ income for the same quarter.

(1)	Originally referred to as “estimated 2010 normalized earnings from operations”. Additional information is available in the Company’s interim MD&A for the third quarter of 2009, under the heading “Estimated 2010 normalized earnings from operations”.

Sun Life Financial Inc. First Quarter 2010 1

(C$ millions)	Q1’10

Adjusted earnings from operations† (after-tax)	359
Adjusting items:
Net equity market impact	23
Assumption changes and other	27

Common shareholders’ net income	409

†	Adjusted earnings from operations excludes: (i) impairments on the Company’s invested assets, net of the release of related provisions in the actuarial liabilities during the period; (ii) the impact of changes in actuarial liabilities resulting from changes in the credit ratings on the Company’s invested assets during the period; (iii) the impact of equity market changes during the period that differ from the Company’s best estimate assumption of approximately 8% growth in equity markets per annum, primarily in the S&P 500, S&P/TSX Composite Index and TSX 60 indices; (iv) the impact of tax-related items that result in the Company’s effective tax rate falling outside of a range of 18% to 22% during the period; and (v) certain other items during the period including: changes in credit spreads on corporate bonds that impact the actuarial valuation of in-force policies by changing the future returns assumed on investment of net future cash flows, the impact of asset-liability re-balancing actions taken in response to market conditions, such as equity market, interest rate or credit spread conditions, in order to adjust the Company’s asset-liability duration management position in accordance with the Company’s policies and practices, including its risk tolerance policies and practices; changes in interest rates that impact the investment returns assumed for new business, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of the Company’s hedging program; gains or losses on the sale of the Company’s surplus assets; mortality and morbidity experience that differ from the Company’s best estimate assumptions; policyholder behaviour, including lapses and surrenders, that differs from the Company’s best estimate assumptions; and changes in actuarial methods and assumptions and other management actions, the net effect of which the Company cannot reliably estimate.
Estimated 2010 adjusted earnings from operations is a financial outlook and non-GAAP financial measure that estimates full year 2010 after-tax financial results for the Company based on:
(i)	the estimated emergence during the period of expected profit from the Company’s insurance business in-force, based on the achievement of current best estimate actuarial assumptions, plus estimated expected profit from the Company’s asset management businesses,

(ii)	the estimated impact of writing new business during the period,

(iii)	estimated investment income earned on the Company’s surplus assets, less debt servicing costs, during the period, and

(iv)	an effective tax rate for the Company during the period of between 18% and 22%.
Estimated 2010 adjusted earnings from operations is based on economic and other assumptions that include:
(i)	growth in equity markets (primarily the S&P 500, S&P/TSX Composite Index and TSX 60) of approximately 8% per annum,

(ii)	a business mix, foreign currency exchange rates (e.g. U.S. dollar, U.K. pound), credit spreads (e.g. corporate bond spreads, swap spreads) and interest rates (e.g. Government of Canada and U.S. Treasury rates) consistent with levels as at September 30, 2009, and

(iii)	investment returns, tax rates, capital requirements, mortality/morbidity experience and policyholder behaviour consistent with the Company’s current best estimate actuarial assumptions.
Estimated 2010 adjusted earnings from operations does not include management actions and changes in assumptions for the valuation of actuarial liabilities, gains and losses and other items outside the range of current best estimate assumptions, such as the market impact on segregated fund guarantees, credit impairments, changes in credit ratings on the Company’s fixed income portfolio, and investment-related gains and losses, the net effect of which the Company cannot reliably estimate.
Cautions regarding estimated adjusted earnings from operations
Estimated 2010 adjusted earnings from operations is forward-looking non-GAAP financial information that is based on the assumptions about future economic and other conditions, qualifications and courses of action described above. The Company cannot provide assurance that its reported earnings in 2010 will be within the indicated range and reported financial results in 2010 may differ materially from estimated 2010 adjusted earnings from operations for a variety of reasons, including changes to the economic and other assumptions used to estimate 2010 adjusted earnings from operations, and actual economic and other experience before and during 2010 that is different than the Company’s estimates. Estimated 2010 adjusted earnings from operations excludes items that are included in the Company’s reported financial results. The Company is subject to a number of sources of volatility that are described above and in the Company’s 2009 annual MD&A, which may cause adjusted earnings from operations to be outside of the range of the estimate.
Information related to estimated 2010 adjusted earnings from operations should be read in conjunction with the Forward-Looking Information, Use of Non-GAAP Measures, Market Risk Sensitivity and Outlook sections in the Company’s interim MD&A for the first quarter of 2010, the Critical Accounting Policies and Estimates and Risk Management sections in its 2009 annual MD&A, and Risk Factors section in its 2009 Annual Information Form.
ABOUT SUN LIFE FINANCIAL
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2010, the Sun Life Financial group of companies had total assets under management of $435 billion. For more information please visit www.sunlife.com.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

2 SunLife Financial Inc. First Quarter 2010

Management’s discussion and analysis
For the period ended March 31, 2010
Dated May 6, 2010
Earnings and profitability
Sun Life Financial Inc.(1) prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP). Additional information relating to the Company can be found in its consolidated annual and interim financial statements and accompanying notes (Consolidated Financial Statements), annual and interim management’s discussion and analysis (MD&A) and annual information form (AIF), copies of which have been filed with securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov. The financial results presented in this document are unaudited.
This document contains forward-looking information and non-GAAP financial measures. Additional information on forward-looking information and non-GAAP measures can be found below in the Forward-Looking Information and Use of Non-GAAP Financial Measures sections.
FINANCIAL SUMMARY

	Quarterly results
	Q1’10	Q4’09	Q3’O9	Q2’09	Q1’09

Common shareholders’ net income (loss) ($ millions)	409	296	(140)	591	(213)
Operating earnings (loss)(2) ($ millions)	409	296	(140)	591	(186)
Basic earnings (loss) per common share (EPS) ($)	0.72	0.53	(0.25)	1.06	(0.38)
Diluted EPS($)	0.72	0.52	(0.25)	1.05	(0.38)
Diluted operating EPS(2) ($)	0.72	0.52	(0.25)	1.05	(0.33)
Return on common equity (ROE) (%)	10.5	7.6	(3.5)	14.9	(5.5)
Operating ROE(2)	10.5	7.6	(3.5)	14.9	(4.7)
Average diluted common shares outstanding (millions)	566.4	564.0	560.8	560.6	559.7
Closing common shares outstanding (millions)	566.8	564.4	562.4	560.7	559.7

(2)	Operating earnings (loss) and financial measures based on operating earnings, such as operating earnings (loss) per share and operating return on equity, are non-GAAP financial measures. See “Use of Non-GAAP Financial Measures”. All EPS measures refer to diluted EPS, unless otherwise stated.
The Company reported net income attributable to common shareholders of $409 million for the quarter ended March 31, 2010, compared to a loss of $213 million in the first quarter of 2009. The Company reported operating earnings of $409 million for the first quarter of 2010, compared with an operating loss of $186 million in the first quarter of 2009. The operating loss for the first quarter of 2009 does not include after-tax charges of $27 million for restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency.
Net income of $409 million in the first quarter of 2010 reflected the impact of favourable interest rate movements and positive equity market performance in the Company’s North American businesses, the favourable impact of asset-liability re-balancing in SLF Canada and the addition of the Lincoln U.K. business in SLF U.K. in the fourth quarter of 2009. These improvements were partially offset by higher levels of new business strain in SLF U.S. and SLF Asia.
Credit experience was more favourable in the first quarter of 2010 relative to the same period a year ago and the fourth quarter of 2009. While downgrades continue to be at elevated levels relative to historical experience, the financial impact of the downgrades was significantly lower than in the respective comparative periods due to a number of factors, including a reduction in the severity of downgrades. The net impact of downgrades and credit impairments after the release of actuarial reserves during the first quarter of 2010 was $6 million compared to $201 million during the same period a year ago. Partially offsetting the impact of credit improvements was the strengthening of the Canadian dollar, which reduced the Company’s overall reported net income by $36 million relative to exchange rates in the first quarter of 2009.
The loss of $213 million in the first quarter of 2009 was driven primarily by reserve strengthening, net of hedging, related to equity market declines, reserve increases for downgrades on the Company’s investment portfolio, and equity and net credit impairments. First quarter 2009 results were also unfavourably impacted by increases in actuarial reserves related to the very low interest rate environment.
Return on equity (ROE) for the first quarter of 2010 was 10.5%, compared with negative 5.5% for the first quarter of 2009. The increase in ROE was primarily the result of higher earnings, which increased to $0.72 per share in the first quarter of 2010 from a loss of $0.38 per share in the first quarter of 2009.

(1)	Together with its subsidiaries and joint ventures, “the Company” or “Sun Life Financial”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. First Quarter 2010 3

Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional detail concerning the segments is outlined in Note 4 to the Company’s interim Consolidated Financial Statements for the quarter ended March 31, 2010. Financial information concerning SLF U.S. and MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.
SLF CANADA

	Quarterly results
	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09

Common shareholders’ net income ($ millions)
Individual Insurance & Investments	138	138	134	131	77
Group Benefits	50	72	44	52	65
Group Wealth	50	33	41	27	52

Total	238	243	219	210	194

SLF Canada had net income of $238 million in the first quarter of 2010 compared to net income of $243 million in the fourth quarter of 2009 and net income of $194 million in the first quarter of 2009. Earnings in the first quarter of 2010 benefited from improved equity markets, the favourable impact of asset-liability re‑balancing, favourable interest rate movements and improved credit experience. These favourable impacts were partially offset by unfavourable morbidity experience.
Results in the first quarter of 2009 included reserve strengthening attributable to declining equity markets and lower asset reinvestment gains from changes in credit spreads. This was offset by favourable morbidity experience and the benefit from the enactment of tax rules related to accounting changes with respect to financial instruments.
In the first quarter of 2010, sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 6% from the same period a year ago to $323 million. Sales of Individual life and health insurance increased 30% due to improved market conditions, product changes and sales initiatives. In Group Wealth, Group Retirement Services sales increased by 8%. Pension rollovers increased by 43% to $228 million, with a four-quarter average retention rate of 48%. Group Benefits sales at $125 million decreased 13% from the first quarter of 2009, which was an exceptionally strong quarter.
SLF U.S.

	Quarterly results
	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09

Common shareholders’ net income (loss) (US$millions)
Annuities	53	(80)	(186)	187	(324)
Individual Insurance	5	50	(222)	70	(57)
Employee Benefits Group	28	22	22	30	48

Total (US$ millions)	86	(8)	(386)	287	(333)
Total (C$ millions)	88	(9)	(413)	364	(407)

SLF U.S. reported net income of C$88 million in the first quarter of 2010, compared to a loss of C$9 million in the fourth quarter of 2009 and a loss of C$407 million in the first quarter of 2009. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported net income in SLF U.S. by C$17 million in the first quarter of 2010 compared to the first quarter of 2009.
In U.S. dollars, first quarter 2010 net income was US$86 million, compared to a loss of US$333 million in the first quarter of 2009. Results in the first quarter of 2010 were affected by the favourable impact of equity market and interest rate movements, partially offset by higher new business strain from increased sales of universal life insurance and unfavourable mortality experience.
Results in the first quarter of 2009 were driven primarily by reserve strengthening of US$220 million, net of hedging, due to equity market declines, reserve strengthening of US$160 million relating to credit market conditions and increases in actuarial reserves related to the very low interest rate environment.
Domestic variable annuity sales in the first quarter of 2010 were US$840 million, an increase of 45% from the same period a year ago, reflecting improved wholesaler productivity, the new simplified variable annuity product launched in the quarter, and renewed consumer interest in variable annuities in light of improving equity market conditions. As anticipated, fixed annuity sales decreased in the first quarter of 2010 consistent with the Company’s decision to only offer the product on an opportunistic basis. Employee Benefits Group sales in the first quarter were US$38 million, a decrease of US$25 million or 40% compared to the prior year. First quarter Individual Insurance domestic sales were US$63 million, representing a 112% increase over the prior year due to higher volume of core sales.

4 Sun Life Financial Inc. First Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

MFS INVESTMENT MANAGEMENT

	Quarterly results
	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09

Common shareholders’ net income (US$ millions)	49	49	39	27	23
Common shareholders’ net income (C$ millions)	47	47	43	32	28
Pre-tax operating profit margin ratio(3)	30%	29%	28%	23%	21%
Average net assets (US$ billions)	189	181	162	140	125
Assets under management (US$ billions)(3)	195	187	175	147	124
Net sales (US$ billions)	3.1	6.1	7.7	4.9	0.2
Asset appreciation (depreciation) (US$ billions)	4.8	6.9	20.0	17.9	(10.7)
S&P 500 Index (daily average)	1,121	1,088	994	893	811

MFS reported net income of C$49 million in the first quarter of 2010 compared to earnings of C$49 million in the fourth quarter of 2009 and earnings of C$28 million in the first quarter of 2009. The strengthening of the Canadian dollar against the U.S. dollar decreased earnings for MFS by C$9 million in the first quarter of 2010 compared to the first quarter of 2009.
In U.S. dollars, first quarter earnings were US$47 million compared to earnings of US$23 million in the first quarter of 2009. The increase in earnings from the first quarter of 2009 was primarily due to higher average net assets, which increased to US$189 billion in the first quarter of 2010 from US$125 billion in the first quarter of 2009 as a result of strong net sales and asset appreciation.
Total assets under management at March 31, 2010 increased to US$195 billion compared to US$187 billion at December 31, 2009. This increase was driven by asset appreciation of US$4.8 billion and net inflows of US$3.1 billion.
March 31, 2010 marked 12 consecutive months of net inflows at MFS. Strong net inflows were driven largely by retail mutual funds where net inflows reached US$2.7 billion for the quarter. On April 14, 2010, MFS announced management changes in support of its leadership succession planning process. Effective July 1, 2010, Robert J. Manning will become chairman of MFS Investment Management. Mr. Manning, who will also continue in his role as chief executive officer, will succeed Robert C. Pozen, who will become chairman emeritus. Michael W. Roberge, who was named president of MFS in January 2010, will assume the roles of chief investment officer and global director of research.
SLF ASIA

	Quarterly results
	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09

Common shareholders’ net income ($ millions)	4	27	13	19	17

First quarter earnings for SLF Asia were $4 million compared to earnings of $27 million in the fourth quarter of 2009 and earnings of $17 million in the first quarter of 2009. The decrease in earnings compared with the first quarter of 2009 was primarily due to lower earnings in Hong Kong as a result of unfavourable morbidity experience and higher levels of new business strain.
First quarter 2010 individual life sales were down 19% over the same period last year, mainly due to lower sales in India, which were impacted by changes to the Company’s unit-linked product portfolio reflecting new industry-wide regulatory changes. Excluding India, individual life sales were up 114%, driven by strong sales growth in all other markets. In particular, individual life sales in China were up 325%, driven by the bancassurance channel and sales in Hong Kong were up 48%, mainly from increased sales in both the agency and bancassurance channels.
CORPORATE
Corporate includes the results of the Company’s U.K. operations (SLF U.K.) and Corporate Support, which includes the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.

	Quarterly results
	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09

Common shareholders’ net income (loss) ($ millions)
SLF U.K.	50	9	10	(50)	–
Corporate Support	(20)	(23)	(12)	16	(45)

Total	30	(14)	(2)	(34)	(45)

The Corporate segment reported net income of $30 million in the first quarter of 2010, compared to a loss of $14 million in the fourth quarter of 2009 and a loss of $45 million in the first quarter of 2009.
SLF U.K. net income increased by $50 million primarily as a result of improvements in market conditions relative to the first quarter of 2009 and the favourable impact of the Lincoln U.K. acquisition in the fourth quarter of 2009. In Corporate Support, the loss in the first quarter of 2010 was $20 million, compared to a loss of $45 million one year earlier. Higher losses in the first quarter of 2009 were primarily attributable to restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency.

(3)	Pre-tax operating profit margin ratio and assets under management are non-GAAP measures. See Use of Non-GAAP Financial Measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. First Quarter 2010 5

Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Under Canadian GAAP, segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and, consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing liabilities are written down in value to reflect impairment or default, the Company conducts actuarial assessments of the amount of assets required to support the actuarial liabilities. Additional detail on the Company’s accounting policies can be found in its 2009 annual MD&A.

	Quarterly results
($ millions)	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09

Revenues
SLF Canada	2,697	2,291	3,388	3,479	2,249
SLF U.S.	2,134	1,818	3,643	3,893	2,360
MFS	346	342	322	299	288
SLF Asia	398	353	588	634	238
Corporate (net of consolidation adjustments)	480	189	890	415	(107)

Total as reported	6,055	4,993	8,831	8,720	5,028

Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	58	(983)	2,574	2,306	(955)

Total adjusted revenue	5,997	5,976	6,257	6,414	5,983

Revenues for the first quarter of 2010 were $6.1 billion, up $1.0 billion from the comparable period a year ago. An improvement of $1.5 billion from the increase in fair value of held-for-trading assets and increased fee income of $139 million was partly offset by a reduction of $608 million from fixed annuity premiums. Excluding the impact of currency and fair value changes in held-for-trading assets, first quarter 2010 revenue of $6.0 billion was $14 million higher than the same period a year ago, with lower premium income of $291 million more than offset by an increase in fee income of $243 million and higher other investment income.
Premium revenue was down by $604 million in the first quarter of 2010 compared to the same period one year ago, with a reduction of $313 million arising from the strengthening of the Canadian dollar against the U.S. dollar. The decrease of $291 million, excluding the effect of currency, was primarily attributable to lower fixed annuity premiums in SLF U.S., which decreased by $496 million and were only partly offset by higher individual life premiums.
Net investment income of $1.9 billion was $1.5 billion higher in the first quarter of 2010 compared to the same period a year ago, primarily due to the improvement in the changes in fair value of held-for-trading assets.
Fee income of $741 million in the first quarter of 2010 was up by $139 million compared to the same period in the previous year. Increased fee income in all of the Company’s operations was partially offset by a decrease of $104 million from the strengthening of the Canadian dollar against foreign currencies.
ASSETS UNDER MANAGEMENT (AUM)
AUM(4) were $434.6 billion as at March 31, 2010, compared to $432.6 billion as at December 31, 2009, and $375.0 billion as at March 31, 2009. The increase of $2.0 billion between December 31, 2009 and March 31, 2010 resulted primarily from:
(i)	positive market movements of $7.8 billion;

(ii)	net sales of mutual, managed and segregated funds of $3.9 billion;

(iii)	business growth of $1.2 billion, mostly in the wealth businesses; and

(iv)	an increase of $632 million from the change in value of held-for-trading assets; partially offset by

(v)	a decrease of $11.5 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates.
AUM increased $59.6 billion between March 31, 2009 and March 31, 2010. The increase in AUM related primarily to:
(i)	net sales of mutual, managed and segregated funds of $26.8 billion;

(ii)	positive market movements of $72.0 billion;

(iii)	an increase of $6.4 billion from the change in value of held-for-trading assets;

(iv)	an increase of $6.6 billion in segregated funds and $1.3 billion in general funds arising from the acquisition of the Lincoln U.K. business; and

(v)	Business growth Of $4.2 billion, mostly in the wealth businesses; partially offset by

(vi)	a decrease of $57.8 billion from the strengthening of the Canadian dollar against foreign currencies.

(4)	AUM is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.

6 SunLife Financial Inc. First Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $119.3 billion as at March 31, 2010, compared to $121.3 billion a year earlier and $120.1 billion at December 31, 2009. The decrease in general fund assets from December 31, 2009, was primarily the result of the strengthening of the Canadian dollar against foreign currencies, which reduced general fund assets by $2.6 billion, partially offset by an increase of $632 million from the change in value of held-for-trading assets.
Actuarial and other policy liabilities of $83.6 billion as at March 31, 2010 decreased by $1.1 billion compared to December 31, 2009. The strengthening of the Canadian dollar against foreign currencies reduced actuarial and other policy liabilities by $1.9 billion. This was partially offset by an increase in the fair value of the actuarial liabilities.
Shareholders’ equity, including Sun Life Financial’s preferred share capital, was $17.2 billion as at March 31, 2010 compared to $17.3 billion as at December 31, 2009. The movement in the first quarter of 2010 was mainly from:
(i)	shareholders’ net income of $430 million, before preferred share dividends of $21 million;

(ii)	change in unrealized gains (losses) on available-for-sale assets in other comprehensive income (OCI) of $173 million; and

(iii)	an increase of $67 million from common share issues, primarily from the Canadian Dividend Reinvestment Plan, and $7 million from stock-based compensation; partially offset by

(iv)	a decrease of $520 million from the strengthening of the Canadian dollar; and

(v)	common share dividend payments of $203 million.
As at May 3, 2010, Sun Life Financial Inc. had 566.8 million common shares and 71.0 million preferred shares outstanding.
CASH FLOWS

	Quarterly results
($ millions)	Q1’10	Q1’09

Cash and cash equivalents, beginning of period	5,865	5,518
Cash flows provided by (used in):
Operating activities	689	698
Financing activities	(166)	552
Investing activities	(1,766)	94
Changes due to fluctuations in exchange rates	(105)	160

Increase (decrease) in cash and cash equivalents	(1,348)	1,504

Cash and cash equivalents, end of period	4,517	7,022
Short-term securities, end of period	6,039	3,405

Total cash, cash equivalents and short-term securities	10,556	10,427

Net cash, cash equivalents and short-term securities of $10.6 billion as at the end of the first quarter of 2010 were higher by $129 million, compared to the first quarter of 2009.
Cash generated by operations was $689 million in the first quarter of 2010, relatively unchanged from the same period one year ago. Cash used in financing activities was $166 million in the first quarter of 2010, compared to cash provided by financing activities of $552 million in the first quarter of 2009. The decrease of $718 million in cash flow from financing activities from a year ago was driven primarily by the issue of $496 million of subordinated debentures in the first quarter of 2009. The Company did not issue any debt in the first quarter of 2010. Cash used in investing activities in the first quarter of 2010 was $1.8 billion, compared to cash generation of $94 million from investing activities in the first quarter of 2009. The reduction of $1.9 billion was mainly due to higher levels of purchases of long-term assets in the first quarter of 2010. The fluctuation of the Canadian dollar compared to foreign currencies decreased cash balances by $105 million in the first quarter of 2010, compared to an increase of $160 million in the comparable period a year ago.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters. A more complete discussion of the Company’s historical quarterly results can be found in the Company’s interim and annual MD&As.

	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08

Common shareholders’ net income (loss) ($ millions)	409	296	(140)	591	(213)	129	(396)	519
Operating earnings (loss) ($ millions)	409	296	(140)	591	(186)	(696)	(396)	519
Basic EPS ($)	0.72	0.53	(0.25)	1.06	(0.38)	0.23	(0.71)	0.92
Diluted EPS ($)	0.72	0.52	(0.25)	1.05	(0.38)	0.23	(0.71)	0.91
Diluted operating EPS ($)	0.72	0.52	(0.25)	1.05	(0.33)	(1.25)	(0.71)	0.91
Total revenue ($ millions)	6,055	4,993	8,831	8,720	5,028	4,706	2,560	4,411
Total AUM ($ billions)	435	433	412	397	375	381	389	413

Fourth Quarter 2009
Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on the Company’s investment portfolio and lower asset reinvestment gains from changes in credit spreads.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. First Quarter 2010 7

Third quarter 2009
The loss of $140 million for the third quarter of 2009 was largely as a result of the implementation of equity-and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on the Company’s investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.
Second quarter 2009
Net income of $591 million in the second quarter of 2009 was favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on the Company’s investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.
First quarter 2009
The loss of $213 million in the first quarter of 2009 was due to reserve strengthening, net of hedging, related to equity market declines; reserve increases for downgrades on the Company’s investment portfolio; and credit and equity impairments. Excluding after-tax charges of $27 million for restructuring costs taken as part of the Company’s actions to reduce expense levels and improve operational efficiency, the Company reported an operating loss of $186 million.
Fourth quarter 2008
Net income of $129 million in the fourth quarter of 2008 was significantly impacted by the continued deterioration in global capital markets and included $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses. Excluding the after-tax gain of $825 million related to the sale of the Company’s 37% interest in Cl Financial, the Company reported an operating loss of $696 million.
Third quarter 2008
The loss of $396 million in the third quarter of 2008 was largely driven by deterioration in global capital markets and included asset impairments and credit-related losses of $636 million, and $326 million of charges related to equity market impacts.
Second quarter 2008
Net income of $519 million in the second quarter of 2008 was affected by a decline in equity markets in the Company’s U.S.-based businesses, the unfavourable impact of interest rate movements and associated hedges, wider credit spreads and credit-related allowances on actuarial reserving requirements, and credit-related losses on asset sales in SLF U.S., as well as the impact of higher interest rates and increased investment in growth in SLF Asia. These decreases were partially offset by favourable morbidity experience as well as the favourable impact of equity markets and higher interest rates in SLF Canada and changes in income tax liabilities in Corporate Support.
REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS
Management makes judgments involving assumptions and estimates relating to the Company’s obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.
During the first quarter of 2010 there were no material method and assumption changes. Changes to the Company’s best estimate assumptions related to experience updates are made annually, generally in the third quarter. However, the Company may update other assumptions throughout the year to reflect model refinements, changes in regulatory policies and actuarial standards and practices as well as significant changes to product features. These non-experience-related method and assumption changes are typically implemented in the quarter in which the item occurs.
INVESTMENTS
The Company had total general fund invested assets of $107 billion as at March 31, 2010. The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 86% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively. The remaining 5% of the portfolio is comprised of policy loans, derivative assets and other invested assets.
Bonds
As at March 31, 2010, the Company held $62.4 billion of bonds, which constituted 58% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 67%, and bonds rated “BBB” or higher represented 96% of the total bond portfolio as at March 31, 2010, unchanged from 96% at December 31, 2009.
Included in the $62.4 billion of bonds, the Company held $13.5 billion of non-public bonds, which constituted 22% of the Company’s overall bond portfolio, compared with $13.2 billion, or 22%, as at December 31, 2009. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 72% of the total bond portfolio as at March 31, 2010, compared to 73% as at December 31, 2009. Total government issued or guaranteed bonds as at March 31, 2010 were $17.4 billion. The Company has no direct exposure to Greece and an immaterial amount of direct exposure to Euro denominated sovereign credits.
The Company’s gross unrealized losses as at March 31, 2010, for available-for-sale bonds and held-for-trading bonds were $0.2 billion and $1.9 billion, respectively, compared with $0.4 billion and $2.4 billion, respectively as at December 31, 2009. The decrease in gross unrealized losses was largely due to the narrowing of credit spreads in the financial and securitization sectors and the strengthening Canadian dollar.
The Company’s bond portfolio as at March 31, 2010, included $13.7 billion in the financial sector, representing approximately 22% of the Company’s bond portfolio, or 13% of the Company’s total invested assets. This compares to $14.5 billion, or 24% of the Company’s bond portfolio as at December 31, 2009. The $0.8 billion decrease in the value of financial sector bond holdings was the combined result of the strengthening Canadian dollar, sales and maturities, partially offset by narrowing credit spreads.

8 SunLife Financial Inc. First Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset-backed securities
The Company’s bond portfolio as at March 31, 2010, included $4.1 billion of asset-backed securities reported at fair value, representing approximately 7% of the Company’s bond portfolio, or 4% of the Company’s total invested assets. This compares to $4.2 billion as at December 31, 2009. The $0.1 billion decrease in the value of asset-backed securities was primarily due to the strengthening Canadian dollar, sales and maturities, partially offset by narrowing credit spreads.

	March 31, 2010			December 31, 2009
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher

Commercial mortgage-backed securities	2,073	1,725	92.0%	2,219	1,772	92.9%
Residential mortgage-backed securities
Agency	769	804	100.0%	735	768	100.0%
Non-agency	1,232	834	75.1%	1,318	886	80.2%
Collateralized debt obligations	199	138	16.8%	243	169	34.9%
Other(1)	711	571	80.7%	729	571	80.6%

Total	4,984	4,072	86.0%	5,244	4,166	87.5%

(1)	Other includes sub-prime, a portion of the Company’s exposure to Alt-A and other asset-backed securities.
The Company determines impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss given default expectations for the underlying collateral pool. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and the Company believes the loss is probable of occurring, an impairment is recorded.
Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. The Company’s asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. In addition, the Company’s asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below the Company’s securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, the Company may lose all of its principal investment in the security.
Further write-downs on previously impaired securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations.
As at March 31, 2010, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $136 million and $104 million, respectively, together representing approximately 0.2% of the Company’s total invested assets. Of these investments, 89% either were issued before 2006 or have an “AAA” rating.
Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.
Mortgages and corporate loans
As at March 31, 2010, the Company had a total of $19.1 billion in mortgages and corporate loans. The Company’s mortgage portfolio of $13.3 billion consists almost entirely of first mortgages. Included in the Company’s residential mortgage portfolio are multi-family rental properties that are classified as commercial mortgages.

	March 31, 2010			December 31, 2009
($ millions)	Residential	Non-residential	Total	Residential	Non-residential	Total

Canada	2,300	5,072	7,372	2,341	5,193	7,534
United States	259	5,653	5,912	280	5,905	6,185
United Kingdom	–	52	52	–	57	57

Total mortgages	2,559	10,777	13,336	2,621	11,155	13,776

Corporate loans			5,778			5,673

Total mortgages and corporate loans			19,114			19,449

A recovery of the commercial real estate market would more than likely lag behind the overall economic recovery and largely be dependent on macroeconomic factors such as job growth and consumer confidence. The majority of the credit concerns the Company has experienced have been in the retail sector in states such as Arizona, Colorado and Florida. The Company has also experienced some difficulties with owner-occupied industrial properties in Ohio, Michigan and Indiana. With anticipated decreases in occupancy rates and leasing terms, borrowers will continue to experience reduced cash flows.
The distribution of mortgages and corporate loans by credit quality as at March 31, 2010, and December 31, 2009, is shown in the following tables. As at March 31, 2010, the Company’s mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13 billion, spread across approximately 4,000 loans, an amount consistent with December 31, 2009 levels. The Company’s commercial portfolio has a weighted average loan to value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with year-end levels. Impaired mortgages increased by $22 million to $169 million, mainly due to deteriorating conditions in commercial real estate. Approximately 72% of the impaired loans are in the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. First Quarter 2010 9

	March 31, 2010
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	13,115	5,758	18,873	–	–	–
Past due:
Past due less than 90 days	52	–	52	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	–	–	–	–	–
Impaired	271	31	302	102	11	113

Balance, March 31, 2010	13,438	5,789	19,227	102	11	113

	December 31, 2009
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	13,600	5,649	19,249	–	–	–
Past due:
Past due less than 90 days	30	–	30	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	1	1	–	–	–
Impaired	252	33	285	106	10	116

Balance, December 31, 2009	13,882	5,683	19,565	106	10	116

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $189 million as at March 31, 2010, $20 million higher than the December 31, 2009, level for these assets.
In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company has provided $3.0 billion for possible future asset defaults for financial assets included in its actuarial liabilities as at March 31, 2010, compared with $2.9 billion as at December 31, 2009. To the extent that an asset is written off, or disposed of, any corresponding amounts set aside for possible future asset defaults in actuarial liabilities in respect of that asset will be released into income. The $3.0 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting actuarial liabilities.
Derivative financial instruments
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

	March 31,	December 31,
($ millions)	2010	2009

Net fair value	473	125
Total notional amount	45,176	47,260
Credit equivalent amount	1,132	1,010
Risk-weighted credit equivalent amount	8	7

The total notional amount decreased to $45.2 billion as at March 31, 2010, from $47.3 billion as at December 31, 2009, primarily due to a decrease in equity contracts and the strengthening Canadian dollar. The net fair value increased to $0.5 billion in the first quarter of 2010 from the 2009 year-end amount of $0.1 billion. The change was primarily due to stronger equity markets and the strengthening Canadian dollar.
The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
OUTLOOK
The Company is affected by a number of factors which are fundamentally linked to the economic environment. Equity market performance, interest rate levels, credit experience, surrender and lapse experience, currency exchange rates, and spreads between interest credited to policyholders and investment returns can have a substantial impact on the profitability of the Company’s operations.
Financial markets have recovered strongly from their lows of March 2009, from which the S&P 500 has increased by 73% and the S&P/TSX Composite Index climbed by 59% to the end of the first quarter of 2010. Interest rates continue to remain at historical lows. In the U.S., the Federal Open Market Committee met twice in the first quarter of 2010 and the Federal Reserve kept interest rates unchanged, in a range of 0.0%–0.25%. In Canada, the Bank of Canada maintained its target overnight rate at 0.25% at its most recent rate setting meeting in April 2010. In its statement, the Bank of Canada did not reaffirm its commitment to “stay the course until mid-year”, suggesting that interest rate increases may soon materialize.
Key risks related to economic recovery include high unemployment rates, increasing government debt burdens, weak housing and mortgage conditions in the United States, and inflation, as central banks globally contemplate the timing and mechanism for removing economic stimulus measures.

10 SunLife Financial Inc. First Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

The regulatory environment is expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In Canada, the Office of the Superintendent of Financial Institutions Canada (OSFI) is considering a number of changes to the insurance company capital rules, including new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance Company of Canada (Sun Life Assurance), and that would update OSFI’s regulatory guidance for non-operating insurance companies acting as holding companies, such as Sun Life Financial Inc. OSFI is also reviewing the use of internally modelled capital requirements for segregated fund guarantees. In addition, it is expected that OSFI will change the definition of available regulatory capital for determining regulatory capital to align insurance definitions with any changed definitions that emerge for banks under the proposed new Basel Capital Accord. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.
CAPITAL MANAGEMENT AND LIQUIDITY
Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with their individual risk profiles.
Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.
Sun Life Assurance, the Company’s principal operating subsidiary in Canada, is subject to the Minimum Continuing Capital Surplus Requirement (MCCSR) capital rules of OSFI. The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. With an MCCSR ratio of 210% as at March 31, 2010, Sun Life Assurance exceeded minimum regulatory levels. The decline in the MCCSR from 221% as at December 31, 2009, was driven primarily by a capital repatriation of $300 million to SLF Inc. to partially fund a US$400 million capital injection into Sun Life Assurance Company of Canada (U.S.) (Sun Life (U.S.)), the impact of 2010 MCCSR guideline changes, and business growth.
The Company’s principal operating life insurance subsidiary in the United States, Sun Life (U.S.) is subject to the risk-based capital (RBC) rules issued by the National Association of Insurance Commissioners. For the reporting period ended December 31, 2009, the RBC ratio for Sun Life (U.S.) was 362%, well above the level where regulatory action would be required.
Capital is managed both on a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial was well above its minimum regulatory levels as at March 31, 2010. As illustrated in the Market Risk Sensitivity section of this document, Sun Life Assurance would remain well above its minimum regulatory levels after a 10% drop in equity markets from March 31, 2010 levels.
The Company’s risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. The Company maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments against established targets.
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.
FINANCIAL STRENGTH RATINGS
Independent credit rating agencies are engaged to provide their respective opinions on the financial strength of the Company’s core insurance subsidiaries. The financial strength ratings represent the credit rating agencies’ view regarding the ability of an insurer to meet its financial obligation to policyholders and contract holders. In the latter half of 2008, Moody’s Investor Service (Moody’s), A.M. Best, and Standard & Poor’s changed their respective outlooks on the life insurance sector to negative from stable, a view which remained unchanged through the first quarter of 2010. On April 13, 2010, Standard & Poor’s downgraded the financial strength ratings of Sun Life Financial’s core insurance subsidiaries, Sun Life Assurance, Sun Life (U.S.) and Sun Life Insurance and Annuity Company of New York, from AA (negative outlook) to AA- (stable outlook). The most recent ratings for Sun Life Assurance are summarized in the following table.

Rating agency	April 30, 2010	December 31, 2009

Standard & Poor’s	AA- (stable outlook)	AA (negative outlook)
Moody’s	Aa3- (stable outlook)	Aa3 (stable outlook)
A.M. Best	A+ (stable outlook)	A+ (stable outlook)

ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in the Company’s 2009 annual MD&A and AIF.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. First Quarter 2010 11

MARKET RISK SENSITIVITY
The Company’s earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products. Differences between the Company’s actual experience and its best estimate assumptions are reflected in its financial statements. The following table sets out the estimated immediate impact or sensitivity of the Company’s net income and MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2010.

March 31, 2010
Changes in interest rates(1)	Net income ($ millions)	MCCSR(3)

1% increase	75–175	Up to 8 percentage points increase
1% decrease	(200)–(300)	Up to 15 percentage points decrease

Changes in equity markets(2)

10% decrease	75–125	Up to 5 percentage points increase
10% decrease	(150)–(200)	Up to 5 percentage points decrease

25% increase	125–225	Up to 5 percentage points increase
25% decrease	(475)–(575)	Up to 15 percentage points decrease

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve as at March 31, 2010.
(2)	Represents the change across all equity markets as at March 31, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
(3)	The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at March 31, 2010.
The equity market risk sensitivities include the impact of providing for the guarantees associated with the segregated fund and variable annuity contracts and are net of the expected mitigation impact of the Company’s hedging programs in effect as at March 31, 2010. Sales, de-risking initiatives such as product simplification and pricing changes, as well as the Company’s hedging program, up to March 31, 2010, are reflected in the Company’s market sensitivity disclosure.
Approximately 75% to 85% of the Company’s sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in the Company’s Corporate business segment, which provide benefit guarantees linked to underlying fund performance. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds.
The following table provides select information with respect to the guarantees provided in the Company’s variable annuity and segregated fund businesses.

	March 31, 2010
($ millions)	Fund value	Amount at risk	Value of guarantees	Actuarial liabilities

SLF Canada	11,228	458	10,662	191
SLF U.S.	21,423	2,594	23,842	559
Run-off reinsurance	3,041	746	2,807	415

Total	35,692	3,798	37,311	1,165

	December 31, 2009
($ millions)	Fund value	Amount at risk	Value of guarantees	Actuarial liabilities

SLF Canada	10,796	539	10,380	215
SLF U.S.	21,069	3,006	23,944	675
Run-off reinsurance	3,049	811	2,930	452

Total	34,915	4,356	37,254	1,342

For guaranteed lifetime withdrawal benefits, the “value of guarantees”, shown above, is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date. The “amount at risk” shown above represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. The “actuarial liabilities” represent management’s provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.
The amount at risk and actuarial liabilities at March 31, 2010, decreased from December 31, 2009, primarily due to favourable movement in capital markets. Fund values and the value of guarantees were relatively flat over the quarter due to the offsetting impacts from new business, capital market movements, and changes in foreign exchange rates.
The ultimate cost of providing for the guarantees in respect of the Company’s segregated fund and variable annuity products is uncertain, and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, as described in the Risk Factors section in the Company’s 2009 AIF, which may result in negative impacts on net income and capital. The Company has implemented

12 SunLife Financial Inc. First Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing its exposure to this particular class of equity market risk.
As at March 31, 2010, approximately 90% of the Company’s total segregated fund and variable annuity contracts, as measured by associated fund values, were included in an equity hedging program and the Company’s equity market exposure to segregated fund and variable annuity products was reduced by approximately 60% to 70% as a result of this hedging program. While a large percentage of contracts are included in the equity hedging program, not all of the equity exposure related to these contracts is hedged. For those segregated fund and variable annuity contracts in the equity hedging program, the Company generally hedges the fair value of expected future net claims costs and a portion of the policy fees. The following table illustrates the impact of the Company’s hedging program related to its sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund products only.

March 31, 2010
($ millions)	10% decrease(1)	25% decrease(1)

Before hedge	(350)–(400)	(1,000)–(1,100)
Hedge impact	225—275	600–700

Net of hedging	(100)–(150)	(375)–(475)

(1)	Represents the respective change across all equity markets as at March 31, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
MARKET RISK SENSITIVITY – ADDITIONAL CAUTIONARY LANGUAGE AND KEY ASSUMPTIONS
The Company’s market risk sensitivities are forward-looking non-GAAP estimates. These are measures of the Company’s estimated net income and capital sensitivity to the changes in interest rate and equity market levels described above, based on interest rates, equity market prices and business mix in place as of March 31, 2010. These sensitivities are calculated independently for each risk factor generally assuming that all other risk variables remain constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the market shocks illustrated above, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the March 31, 2010, calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
These sensitivities reflect the composition of the Company’s assets and liabilities as of March 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the March 31, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
The sensitivities are based on financial reporting methods and assumptions in effect as of March 31, 2010. Changes in accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and capital sensitivities. Given the nature of these calculations, the Company cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.
Additional relevant information is provided in the Outlook section in this document, Critical Accounting Policies and Estimates and Risk Management sections in the Company’s 2009 annual MD&A and in the Risk Factors section in the Company’s 2009 AIF.
LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in the Company’s 2009 Consolidated Financial Statements, annual MD&A and AIF.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In accordance with the requirements of the Canadian Accounting Standards Board, Sun Life Financial will adopt International Financial Reporting Standards (IFRS) as of January 1, 2011, with comparatives for the prior year. The transition to IFRS is on track and progressing according to plan. The main focus in 2010 will be to prepare comparative IFRS numbers for 2010 including, the opening balance sheet as of January 1, 2010, and the quarterly balance sheets and earnings on an IFRS basis. The Company’s comprehensive transition plan that has been established for the production of 2010 comparatives extends existing reporting solutions, processes and controls to meet the needs of IFRS conversion, thus reducing the overall project risk.
Additional information on the Company’s transition to IFRS, including significant areas of impact such as opening balance sheet adjustments, which may be material, can be found in the Company’s 2009 annual MD&A and its interim Consolidated Financial Statements for the quarter ended March 31, 2010.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. First Quarter 2010 13

There were no changes in the Company’s internal control over financial reporting during the period beginning on January 1, 2010, and ended on March 31, 2010, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results and Reports – Year-end Reports.
Management measures the Company’s performance based on operating earnings and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include (i) financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations; (ii) adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue; (iii) pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS; (iv) assets under management, mutual funds, managed funds and other AUM; and (v) the value of new business, which is used to measure overall profitability and is based on actuarial amounts for which there are no comparable amounts under GAAP.
Estimated 2010 adjusted earnings from operations and market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP and for which a reconciliation is not possible as they are forward-looking information. Reconciliations of those amounts to the most directly comparable GAAP measures are not accessible on a forward-looking basis because the Company believes it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period and may have a significant impact on reported net income in 2010.
The following table sets out the items that have been excluded from the Company’s operating earnings and provides a reconciliation to the Company’s earnings based on GAAP.

	Quarterly results
($ millions)	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08

Reported earnings (GAAP)	409	296	(140)	591	(213)	129	(396)	519
After-tax gain (loss) on special items
Gain on sale of interest in Cl Financial	–	–	–	–	–	825	–	_
Restructuring costs to reduce expense levels	–	–	–	–	(27)	–	–	–

Total special items	–	–	–	–	(27)	825	–	–

Operating earnings	409	296	(140)	591	(186)	(696)	(396)	519

FORWARD-LOOKING INFORMATION
Certain information in this document, including information relating to the Company’s strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document under the headings of Estimated Adjusted Earnings from Operations, Outlook and Market Risk Sensitivity, or that includes words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the creditworthiness of guarantors and counterparties to derivatives; the performance of equity markets; the cost, effectiveness and availability of risk mitigating hedging programs; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; market conditions that adversely affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to product design and pricing; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; uncertainty in the rate of mortality improvement; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; and the potential for losses from multiple risks occurring simultaneously or in rapid progression. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

14 Sun Life Financial Inc. First Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated statements of operations

For the three months ended March 31 (unaudited, in millions of Canadian dollars except for per share amounts)	2010	2009
| |
Revenue
Premium income:
Annuities	$745	$1,353
Life insurance	1,574	1,549
Health insurance	1,096	1,117

	3,415	4,019

Net investment income (loss) (Note 6):
Change in fair value of held-for-trading assets	632	(905)
Income (loss) from derivative investments	(63)	(81)
Net gains (losses) on available-for-sale assets	43	(50)
Other net investment income	1,287	1,443

	1,899	407

Fee income	741	602

	6,055	5,028

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	931	1,380
Annuity payments	334	343
Death and disability benefits	684	848
Health benefits	802	800
Policyholder dividends and interest on claims and deposits	292	332

	3,043	3,703
Net transfers to segregated funds	245	108
Increase (decrease) in actuarial liabilities (Note 8)	857	528
Commissions	410	397
Operating expenses	825	777
Premium taxes	53	55
Interest expense	110	97

	5,543	5,665

Income (loss) before income taxes and non-controlling interests	512	(637)
Income taxes expense (benefit)	81	(445)
Non-controlling interests in net income of subsidiaries	5	3

Total net income (loss)	426	(195)
Less: Participating policyholders’ net income (loss)	(4)	–

Shareholders’ net income (loss)	430	(195)
Less: Preferred shareholder dividends	21	18

Common shareholders’ net income (loss)	$409	$(213)

Average exchange rates:
U.S. dollars	1.04	1.24
U.K. pounds	1.62	1.79

Earnings (loss) per share (Note 3)
Basic	$0.72	$(0.38)
Diluted	$0.72	$(0.38)

Weighted average shares outstanding in millions (Note 3)
Basic	565	560
Diluted	566	560

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 15

Consolidated balance sheets

	As at
	March 31,	December 31,	March 31,
(unaudited, in millions of Canadian dollars)	2010	2009	2009

Assets
Bonds – held-for-trading	$52,464	$51,634	$48,963
Bonds – available-for-sale	9,959	9,673	10,205
Mortgages and corporate loans	19,114	19,449	22,311
Stocks – held-for-trading	3,950	4,331	3,256
Stocks – available-for-sale	647	635	913
Real estate	4,797	4,877	5,027
Cash, cash equivalents and short-term securities	10,556	11,868	10,427
Derivative assets	1,444	1,382	2,077
Policy loans and other invested assets	3,454	3,503	3,686
Other invested assets – held-for-trading	479	425	400
Other invested assets – available-for-sale	425	452	538

Invested assets	107,289	108,229	107,803
Goodwill	6,320	6,419	6,724
Intangible assets	937	926	1,001
Other assets	4,719	4,508	5,809

Total general fund assets	$119,265	$120,082	$121,337

Segregated funds net assets	$81,914	$81,305	$65,448

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 8)	$83,569	$84,638	$83,376
Amounts on deposit	4,213	4,181	4,111
Deferred net realized gains	220	225	248
Senior debentures	3,811	3,811	3,013
Derivative liabilities	971	1,257	3,253
Other liabilities	6,057	5,466	7,178

Total general fund liabilities	98,841	99,578	101,179
Subordinated debt	3,043	3,048	3,079
Non-controlling interests in subsidiaries	39	42	27
Total equity	17,342	17,414	17,052

Total general fund liabilities and equity	$119,265	$120,082	$121,337

Segregated funds contract liabilities	$81,914	$81,305	$65,448

Exchange rate at balance sheet date:
U.S. dollars	1.02	1.05	1.26
U.K. pounds	1.54	1.70	1.81

The attached notes form part of these Interim Consolidated Financial Statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director

16 SunLife Financial Inc. First Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated statements of equity

	Participating
For the three months ended March 31 (unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2010	2009

Preferred shares
Balance, beginning and end of period	$–	$1,741	$1,741	$1,495

Common shares
Balance, beginning of period	–	7,126	7,126	6,983
Stock options exercised	–	7	7	–
Shares issued under dividend reinvestment and share purchase plan (Note 5)	–	65	65	–

Balance, end of period	–	7,198	7,198	6,983

Contributed surplus
Balance, beginning of period	–	133	133	118
Stock-based compensation	–	3	3	2
Stock options exercised	–	(1)	(1)	–

Balance, end of period	–	135	135	120

Retained earnings
Balance, beginning of period	120	10,839	10,959	11,212
Net income (loss)	(4)	430	426	(195)
Dividends on common shares	–	(203)	(203)	(201)
Dividends on preferred shares	–	(21)	(21)	(18)

Balance, end of period	116	11,045	11,161	10,798

Accumulated other comprehensive income (loss), net of taxes
Balance, beginning of period	(13)	(2,532)	(2,545)	(2,399)
Total other comprehensive income (loss)	(1)	(347)	(348)	55

Balance, end of period	(14)	(2,879)	(2,893)	(2,344)

Total retained earnings and accumulated other comprehensive income (loss)	102	8,166	8,268	8,454

Total equity	$102	$17,240	$17,342	$17,052

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$–	$148	$148	$(1,731)
Unrealized foreign currency translation gains (losses), net of hedging activities	(14)	(3,088)	(3,102)	(694)
Unrealized gains on derivatives designated as cash flow hedges	–	61	61	81

Balance, end of period	$(14)	$(2,879)	$(2,893)	$(2,344)

Consolidated statements of comprehensive income

For the three months ended March 31 (unaudited, in millions of Canadian dollars)	2010	2009

Total net income (loss)	$426	$(195)
Other comprehensive income (loss), net of taxes (Note 9):
Unrealized foreign currency translation gains (losses), excluding hedges	(521)	457
Unrealized foreign currency gains (losses), net investment hedges	56	(102)
Unrealized gains (losses) on available-for-sale assets	135	(322)
Reclassifications to net income (loss) for available-for-sale assets	(17)	20
Unrealized gains (losses) on cash flow hedging instruments	2	(3)
Reclassifications to net income (loss) for cash flow hedges	(3)	5

Total other comprehensive income (loss)	(348)	55

Total comprehensive income (loss)	78	(140)

Less: Participating policyholders’ net income (loss)	(4)	–
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	(1)	1

Shareholders’ comprehensive income (loss)	$83	$(141)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 17

Condensed consolidated statements of cash flows

For the three months ended March 31 (unaudited, in millions of Canadian dollars)	2010	2009

Cash flows provided by (used in) operating activities
Total net income (loss)	$426	$(195)
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	793	593
Unrealized losses (gains) on held-for-trading assets and derivatives	(777)	1,345
Amortization of deferred gains and unrealized gains on real estate investments	(12)	(28)
Accrued expenses and taxes	8	(209)
Investment income due and accrued	(89)	(52)
Other items not affecting cash	215	(406)
Realized losses (gains) on held-for-trading and available-for-sale assets	145	(340)
New mutual fund business acquisition costs capitalized	(23)	(16)
Redemption fees of mutual funds	3	6

Net cash provided by operating activities	689	698

Cash flows provided by (used in) financing activities
Borrowed funds	(16)	17
Issuance of senior financing	–	61
Collateral on senior financing	–	197
Issuance of subordinated debt	–	496
Issuance of common shares on exercise of stock options	6	–
Dividends paid on common shares	(135)	(201)
Dividends paid on preferred shares	(21)	(18)

Net cash provided by (used in) financing activities	(166)	552

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	7,028	4,975
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(8,275)	(5,160)
Policy loans	(3)	(48)
Short-term securities*	(176)	(35)
Other investments	(340)	362

Net cash provided by (used in) investing activities	(1,766)	94

Changes due to fluctuations in exchange rates	(105)	160

Increase (decrease) in cash and cash equivalents	(1,348)	1,504
Cash and cash equivalents, beginning of period*	5,865	5,518

Cash and cash equivalents, end of period*	4,517	7,022
Short-term securities, end of period*	6,039	3,405

Cash, cash equivalents and short-term securities, end of period	$10,556	$10,427

Supplementary information
Cash and cash equivalents:
Cash	$749	$803
Cash equivalents*	3,768	6,219

	$4,517	$7,022

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$54	$31

Net income taxes (refunds)	$(50)	$(28)

*	Includes a restatement of $2,344 of short-term securities as at the end of period March 31, 2009 ($1,745 as at the beginning of the period ended March 31, 2009) that were included as cash equivalents in error previously. As a result, cash flows provided by (used in) investing activities have been adjusted by $(599) in the March 31, 2009 column.
The attached notes form part of these Interim Consolidated Financial Statements.

18 SunLife Financial Inc. First Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated statements of changes in segregated funds net assets

For the three months ended March 31 (unaudited, in millions of Canadian dollars)	2010	2009

Additions to segregated funds
Deposits:
Annuities	$2,617	$2,432
Life insurance	200	224

	2,817	2,656
Net transfers from general funds	245	108
Net realized and unrealized gains (losses)	2,080	(2,346)
Other investment income	210	260

	5,352	678

Deductions from segregated funds
Payments to policyholders and their beneficiaries	2,385	1,773
Management fees	271	193
Taxes and other expenses	72	76
Effect of changes in currency exchange rates	2,015	(1,050)

	4,743	992

Net additions (reductions) to segregated funds for the period	609	(314)
Segregated funds net assets, beginning of period	81,305	65,762

Segregated funds net assets, end of period	$81,914	$65,448

Consolidated statements of segregated funds net assets

	As at
	March 31,	December 31,	March 31,
(unaudited, in millions of Canadian dollars)	2010	2009	2009

Assets
Segregated and mutual fund units	$65,255	$64,265	$49,305
Stocks	7,733	7,832	4,506
Bonds	7,741	7,813	9,901
Cash, cash equivalents and short-term securities	1,817	1,647	1,053
Real estate	298	319	134
Mortgages	33	34	42
Other assets	3,093	1,905	3,196

	85,970	83,815	68,137

Liabilities	4,056	2,510	2,689

Net assets attributable to segregated funds policyholders	$81,914	$81,305	$65,448

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 19

Condensed notes to the interim consolidated financial statements
(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its Interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these Interim Consolidated Financial Statements are the same as those applied in the 2009 Annual Consolidated Financial Statements, except as described in Note 2. The Interim Consolidated Financial Statements should be read in conjunction with the most recent Annual Consolidated Financial Statements, as they do not include all information and notes required by GAAP for Annual Consolidated Financial Statements.
2. Changes in accounting policies
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
BUSINESS COMBINATIONS, CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS
In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued three new Handbook Sections: Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements; and Section 1602, Non-Controlling Interests. Section 1582 clarifies that an acquisition occurs when an entity obtains control of a business and provides guidance on determining the date of the acquisition and the measurement and recognition of assets acquired and liabilities assumed. Section 1601 provides standards for the preparation of Consolidated Financial Statements. Section 1602 requires that non-controlling interests be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. These sections are effective for fiscal years beginning on or after January 1, 2011, with early adoption allowed to facilitate the transition to International Financial Reporting Standards (IFRS). If early adopted, all three sections must be early adopted effective January 1, 2010. The Company did not early adopt these sections.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In accordance with the requirements of the Canadian Accounting Standards Board, all publicly accountable entities will adopt IFRS as of January 1, 2011, with comparatives for the prior year. The Company’s first annual Consolidated Financial Statements will be for the year ending December 31, 2011. As a result, the Company will publish its first Interim Consolidated Financial Statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011.
The significant areas of policy differences identified by the Company to date include:
Investment contracts and re-designations
The Company expects measurement differences to arise on certain insurance contracts classified as investment contracts and accounted for as financial instruments under IFRS. Insurance contract liabilities will continue to be valued under the Canadian Asset Liability Method, the current Canadian GAAP methodology.
Certain financial instruments designated as held-for-trading under Canadian GAAP may be redesignated as available-for-sale or loans and receivables under IFRS.
Real estate
All properties, other than owner-occupied properties, will be classified as investment property and measured at fair value under IFRS. Owner-occupied properties will be classified as property, plant and equipment and measured at cost less depreciation.
Consolidation and presentation
The concept of control differs under IFRS and will result in the consolidation of certain entities currently not consolidated under Canadian GAAP. In addition, reinsurance assets will no longer be netted against insurance contract liabilities under IFRS.
Goodwill
Impairment testing is required to be conducted at a more granular level; testing is carried out at the Cash Generating Unit level under IFRS, compared to the Reporting Unit level for Canadian GAAP. As a result, the Company anticipates that the amount of goodwill carried under IFRS will be lower than under Canadian GAAP.
Hedge accounting
IFRS does not permit the use of critical terms matching method for the assessment of hedge effectiveness. As a result, the Company expects additional ineffectiveness from hedging relationships to be reported under IFRS.
Stock-based compensation
Certain awards granted by a subsidiary of the Company that were treated as equity-settled awards and measured at fair value at the date of grant will be considered cash-settled liabilities under IFRS and be remeasured at fair value at each reporting date until the awards are settled in cash.

20 Sun Life Financial Inc. First Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFRS 1, First Time Adoption of IFRS
IFRS 1 is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time, and generally requires retrospective application of all IFRS standards, but also provides for optional exemptions to this general rule. While the Company has not finalized its decisions, it currently expects to recognize unamortized actuarial gains and losses on defined benefit pension plans and other benefits plans in retained earnings on transition to IFRS instead of deferring and amortizing these balances in future earnings. In addition, the Company expects to reset the cumulative foreign currency translation gains and losses to nil instead of computing the translation gain and loss amounts retrospectively under IFRS. The Company expects to elect to not restate business combinations prior to the IFRS transition date of January 1, 2010.
The above significant areas of policy differences and IFRS 1 exemptions will be recorded in the opening statement of financial position. Differences in measurement and recognition, and the related income tax impacts, will be recorded in the opening retained earnings of the Company, impacting shareholders’ equity. The Company will assess the quantitative effect of these differences on the Consolidated Financial Statements in 2010 as it prepares its comparative reporting. As IFRS standards continue to change, the Company will assess their impact on the Consolidated Financial Statements.
3. Earnings (loss) per share
Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings (loss) per share computations are as follows:

For the three months ended March 31	2010	2009

Common shareholders’ net income (loss)	$409	$(213)
Less: Effect of stock options of subsidiaries(1)	2	1

Common shareholders’ net income (loss) on a diluted basis	$407	$(214)

Weighted average number of shares outstanding for basic earnings per share (in millions)	565	560
Add: Adjustments relating to the dilutive impact of stock options(2)	1	–

Weighted average number of shares outstanding on a diluted basis (in millions)	566	560

Basic earnings (loss) per share	$0.72	$(0.38)
Diluted earnings (loss) per share	$0.72	$(0.38)

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
4. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments operate in the financial services industry and reflect the Company’s management structure and internal financial reporting. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which includes active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other reportable segments. Total net income (loss) in Corporate is shown net of certain expenses borne centrally.
Intersegment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Intersegment revenue for the three months ended March 31, 2010 consists of interest of $31 ($39 in 2009) and fee income of $16 ($11 in 2009).

Results by segment
for the three months						Consolidation
ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31, 2010
Revenue	$2,697	$2,134	$346	$398	$527	$(47)	$6,055
Total net income (loss)	$234	$88	$49	$4	$51	$–	$426

March 31, 2009
Revenue	$2,249	$2,360	$288	$238	$(57)	$(50)	$5,028
Total net income (loss)	$194	$(407)	$28	$17	$(27)	$–	$(195)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 21

						Consolidation
Assets by segment as at	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31, 2010
General fund assets	$56,254	$42,507	$837	$6,540	$14,423	$(1,296)	$119,265
Segregated funds net assets	$42,548	$26,797	$–	$1,816	$10,753	$–	$81,914

December 31, 2009
General fund assets	$55,622	$42,615	$859	$6,437	$15,854	$(1,305)	$120,082
Segregated funds net assets	$41,426	$26,848	$–	$1,788	$11,243	$–	$81,305

March 31, 2009
General fund assets	$53,959	$47,541	$742	$6,497	$14,000	$(1,402)	$121,337
Segregated funds net assets	$32,338	$27,382	$–	$1,863	$3,865	$–	$65,448

5. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which it operates. Sun Life Financial manages the capital for all of its subsidiaries in a manner commensurate with their individual risk profiles. Further details on the Company’s capital and how it is managed are included in Note 10 of the 2009 Annual Consolidated Financial Statements.
SLF Inc. was above its minimum internal targets as at March 31, 2010. Sun Life Assurance’s Minimum Continuing Capital Surplus Requirement (MCCSR) ratio as at March 31, 2010 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), the Company’s principal operating life insurance subsidiary in the United States, was above the minimum level as at March 31, 2010. In addition, other foreign operations and foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdictions in which they operate maintained capital levels above minimum local requirements as at March 31, 2010.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

	As at
	March 31,	December 31,	March 31,
	2010	2009	2009

Equity:
Participating policyholders’ equity	$102	$107	$107
Preferred shareholders’ equity	1,741	1,741	1,495
Common shareholders’ equity(1)	15,499	15,566	15,450

Total equity	17,342	17,414	17,052

Other capital securities:
Subordinated debt	3,043	3,048	3,079
Trust Capital Securities(2)	1,644	1,644	1,150

Total other capital securities	4,687	4,692	4,229

Total capital	$22,029	$22,106	$21,281

(1)	Unrealized gains and losses on cash flow hedges and available-for-sale debt securities, included in equity above, are excluded from regulatory capital.

(2)	Trust Capital Securities are Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust and Sun Life Capital Trust II. These trusts are variable interest entities that are not consolidated by the Company.
B) SIGNIFICANT CAPITAL TRANSACTIONS
COMMON SHARES ISSUED UNDER THE DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
In the first quarter of 2010, under its Dividend Reinvestment and Share Repurchase Plan (the Plan), SLF Inc. issued approximately 2 million common shares from treasury at a discount of 2% to the average market price, as determined in accordance with the Plan, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

22 Sun Life Financial Inc. First Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Financial investments and related net investment income
A) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consist of the following:

For the three months ended March 31	2010	2009

Bonds	$467	$(658)
Stocks	157	(220)
Other invested assets	9	(27)
Cash equivalents and short-term securities	(1)	–

Total changes in fair value of held-for-trading assets	$632	$(905)

B) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED FINANCIAL ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	March 31, 2010		December 31, 2009		March 31,2009
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$3,384	$256	$3,369	$371	$7,075	$2,159
Available-for-sale stocks(1)	56	3	88	14	370	140
Available-for-sale other invested assets(2)	135	15	135	19	217	30

Total temporarily impaired financial assets	$3,575	$274	$3,592	$404	$7,662	$2,329

(1)	These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $5 as at March 31, 2010 ($2 and $7 as at December 31, 2009 and March 31, 2009, respectively).

(2)	These assets include available-for-sale limited partnerships and other invested assets with a carrying value of $150 as at March 31, 2010 ($154 and $247 as at December 31, 2009 and March 31, 2009, respectively).
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The Company wrote down $23 of impaired available-for-sale assets recorded at fair value during the three months ended March 31, 2010 ($72 in the three months ended March 31, 2009).
These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover.
The Company did not reverse any impairment on available-for-sale bonds in the three months ended March 31, 2010 and March 31, 2009.
iii) IMPAIRMENT OF HELD-FOR-TRADING ASSETS
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the Consolidated Statement of Operations for the period.
7. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2009 Annual Consolidated Financial Statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to financial and capital market risks, including changes to interest rates, credit spreads, equity market prices, foreign currency exchange rates, real estate values, private equity values and market volatility.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 23

MARKET RISK SENSITIVITY
The Company’s earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products.
The Company’s market risk sensitivities are forward-looking estimates. These are measures of the Company’s estimated net income and Other Comprehensive Income (OCI) sensitivities to the changes in interest rate and equity market levels described below, based on interest rates, equity market prices, and business mix in place as at March 31, 2010. These sensitivities are calculated independently for each risk factor generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the market shocks illustrated below, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the March 31, 2010 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
These sensitivities reflect the composition of the Company’s assets and liabilities as of March 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as at the March 31, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
The sensitivities are based on financial reporting methods and assumptions in effect as at March 31, 2010. Changes in accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in greater than proportional impacts.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and OCI sensitivities. Given the nature of these calculations, the Company cannot provide assurance that actual earnings and OCI impacts will be within the indicated ranges.
Additional information concerning the Company’s sensitivities is included under “Critical accounting policies and estimates” and “Risk management” in the 2009 Annual Management’s Discussion and Analysis, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
i) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes or volatility in interest rates when assets and liability cash flows do not coincide. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.
For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest environments.
The following table shows the estimated effect on net income of an immediate 1% parallel change in interest rates across the yield curve in all markets, on the Company’s actuarial liabilities and the assets supporting those liabilities.

As at March 31, 2010	Increase (decrease) in net income

1% increase	$ 75 to $175
1% decrease	$ (200) to $ (300)
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale bonds are recorded to OCI. The following table shows the estimated effect on after-tax OCI of an immediate 1% parallel change in interest rates, across the yield curve in all markets, on the Company’s available-for-sale bonds.

As at March 31, 2010	Increase (decrease) in after-tax OCI

1% increase	$ (325) to $(425)
1% decrease	$ 325 to $ 425

24 Sun Life Financial Inc. First Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ii) EQUITY RISK
Equity market risk is the potential for financial loss arising from price changes or volatility in equity markets. Equity market price changes and/or volatility impact both assets and liabilities, which could adversely affect the Company’s business, profitability and capital requirements.
The following table shows the estimated effect on net income of immediate changes of 10% and 25% in stock prices on the Company’s actuarial liabilities and the assets supporting those liabilities.

As at March 31, 2010	Increase (decrease) in net income

10% increase	$ 75 to $ 125
10% decrease	$ (150) to $ (200)
25% increase	$ 125 to $ 225
25% decrease	$ (475) to $ (575)
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale equities are recorded to OCI. The following table shows the estimated effect on after-tax OCI of an immediate 10% change in stock prices, on the Company’s available-for-sale equities.

As at March 31, 2010	Increase (decrease) in after-tax OCI

10% increase	$ 25 to $ 75
10% decrease	$ (25) to $ (75)
The Company’s equity portfolio is well diversified within North America and contains a significant amount of exchange-traded funds which are indexed to various North American stock indices.
These equity sensitivities assume that the Company’s actual equity exposures consistently and precisely track the broader equity markets. Since in practice actual equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
A description of the interest and equity risk associated with policyholder obligations and how these risks are managed is included in Note 9 of the 2009 Annual Consolidated Financial Statements.
8. Changes in actuarial liabilities
Changes in actuarial liabilities are as follows:

For the three months ended March 31	2010	2009

Actuarial liabilities, beginning of period	$82,610	$79,241

Change in liabilities on in-force business(1)	80	(752)
Liabilities arising from new policies	797	1,229
Changes in assumptions or methodology	(20)	51

Increase (decrease) in actuarial liabilities	857	528

Actuarial liabilities before the following:	83,467	79,769
Effect of changes in currency exchange rates	(1,823)	1,342

Actuarial liabilities, March 31	81,644	81,111
Add: Other policy liabilities	1,925	2,265

Actuarial liabilities and other policy liabilities, March 31	$83,569	$83,376

(1)	Due to the enactment of the Canadian tax rules relating to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.
During 2009, the Company identified an error potentially originating prior to the acquisition of Clarica Life Insurance Company (Clarica). The error includes an understatement of the actuarial liabilities. A review is underway and the resulting adjustments will be recorded in 2010 when the review is complete. Information available to date indicates that the error is not material to the financial statements of prior years, but correcting the error in one quarter may materially impact that quarter’s results. Accordingly, the Company will correct the error by increasing actuarial liabilities and reducing shareholder opening retained earnings when it completes the review. The adjustments to actuarial liabilities and shareholder retained earnings are not expected to exceed $200 and $100, respectively.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 25

9. Income taxes included in OCI
OCI included in the Interim Consolidated Statements of Comprehensive Income is presented net of income taxes. The following income tax amounts are included in each component of OCI.

For the three months ended March 31	2010	2009

Unrealized foreign currency gains and losses on net investment hedges	$4	$8
Unrealized gains and losses on available-for-sale assets	(22)	84
Reclassifications to net income or loss for available-for-sale assets	2	(13)
Unrealized gains and losses on cash flow hedging instruments	(7)	–
Reclassifications to net income for cash flow hedges	1	(3)

Total income taxes benefit (expense) included in OCI	$(22)	$76

10. Pension plans and other post-retirement benefits
The Company recorded the following expenses related to pension plans and other post-retirement plans.

For the three months ended March 31	2010	2009

Pension benefit cost	$11	$9
Other post-retirement benefit expense	$3	$–
11. Commitments, guarantees and contingencies
On November 15, 2007, SLF Inc. provided subordinated guarantees of certain subordinated debentures and preferred shares issued by Sun Life Assurance. As a result of providing these guarantees, Sun Life Assurance is entitled to rely on an order dated November 14, 2007 exempting it from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated), as required under the order.

			Other
	SLF Inc.	Sun Life Assurance	subsidiaries of	Consolidation	SLF Inc.
Results for the three months ended	(unconsolidated)	(consolidated)	SLF Inc. (combined)	adjustments	(consolidated)

March 31, 2010
Revenue	$86	$4,762	$1,352	$(145)	$6,055
Shareholders’ net income (loss)	$429	$308	$91	$(398)	$430

March 31, 2009
Revenue	$9	$3,457	$1,687	$(125)	$5,028
Shareholders’ net income (loss)	$(195)	$118	$(291)	$173	$(195)

			Other
	SLF Inc.	Sun Life Assurance	subsidiaries of	Consolidation	SLF Inc.
Assets as at	(unconsolidated)	(consolidated)	SLF Inc. (combined)	adjustments	(consolidated)

March 31, 2010
Invested assets	$21,277	$82,082	$23,764	$(19,834)	$107,289
Total other assets	$5,877	$10,340	$13,364	$(17,605)	$11,976
Actuarial and other policy liabilities	$–	$68,408	$15,046	$115	$83,569
Total other liabilities	$9,914	$13,916	$15,429	$(20,905)	$18,354

December 31, 2009
Invested assets	$21,401	$82,930	$23,766	$(19,868)	$108,229
Total other assets	$4,319	$10,215	$10,373	$(13,054)	$11,853
Actuarial and other policy liabilities	$–	$68,923	$15,629	$86	$84,638
Total other liabilities	$8,413	$13,710	$12,234	$(16,327)	$18,030

March 31, 2009
Invested assets	$21,078	$80,802	$25,234	$(19,311)	$107,803
Total other assets	$1,443	$11,732	$6,636	$(6,277)	$13,534
Actuarial and other policy liabilities	$–	$66,698	$16,926	$(248)	$83,376
Total other liabilities	$5,576	$15,476	$9,034	$(9,177)	$20,909

26 Sun Life Financial Inc. First Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Major offices
The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
SUN LIFE FINANCIAL INC.
Corporate headquarters
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: sunlife.com
SUN LIFE FINANCIAL CANADA
Canadian headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-2290
Call centre: 1 877 SUN-LIFE / 1 877 786-5433
Website: sunlife.ca
SUN LIFE FINANCIAL U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Call centre: 1 800 SUN-LIFE / 1 800 786-5433
Website: sunlife.com/us
SUN LIFE FINANCIAL BERMUDA
Sun Life Financial
Victoria Hall
11 Victoria Street
P.O. Box HM 3070
Hamilton HM NX, Bermuda
Tel: 1-800-368-9428 / 441-296-3084
Website: sunlife.com/international
SUN LIFE FINANCIAL U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Call centre: 0870 1611 111
Website: sloc.co.uk
SUN LIFE FINANCIAL ASIA
Sun Life Financial Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: sunlife-everbright.com
Beijing Representative Office
Sun Life Financial
Suite 1207
China Resources Building
No. 8, Jianguomenbei Street
Dongcheng District
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
Sun Life Hong Kong Limited
20/F, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call centre: (852) 2103-8928
Website: sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
One India Bulls Centre, Tower 1, 16th Floor
Jupiter Mill Compound
841, Senapati Bapat Marg, Elphinstone Road
Mumbai, India 400 013
Tel: 1-800-270-7000 / 91-22-4356-9000
Website: birlasunlife.com
Birla Sun Life Asset Management
Company Limited
One India Bulls Centre, Tower 1, 17th Floor
Jupiter Mill Compound
841, Senapati Bapat Marg, Elphinstone Road
Mumbai, India 400 013
Tel: 91-22-4356-8000
Website: birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289 0000
Hotline/Toll Free: 0800 140 1262
Customer Service Centre: (6221) 5289 0088
Website: sunlife.co.id
Philippines
The Enterprise Center
Tower 2,12/F
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Call centre: (632) 849-9888
Website: sunlife.com.ph
SUN LIFE FINANCIAL REINSURANCE
Head office
225 King Street West, 3rd Floor
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-8338
Website: sunlife.com
MFS INVESTMENT MANAGEMENT
Head office
500 Boylston Street
Boston, Massachusetts
USA 02116
Tel: 617-954-5000
Toll Free: 1-800-343-2829
Website: mfs.com
MCLEAN BUDDEN
Head office
145 King Street West, Suite 2525
Toronto, Ontario
Canada M5H 1J8
Tel: 416-862-9800
Website: mcleanbudden.com

MAJOR OFFICES	Sun Life Financial Inc. First Quarter 2010 27

Corporate and shareholder information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Investor Relations
Fax:416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can also be obtained from sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
      1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-1900
Tel: 1 800 648-8393
E-mail: shrrelations@bnymellon.com
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel:+44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
HSBC Stock Transfer
7/F, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634, Philippines
From Metro Manila:
Tel: PLDT (632) 581-8111
      GLOBE (632) 976-8111
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8555
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer
Agent in the country where you reside, or Shareholder Services:
Fax:416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2010 Dividend dates
Common shares

Record dates	Payment dates

February 24, 2010	March 31, 2010
May 26, 2010	June 30, 2010
August 25, 2010*	September 30, 2010
November 24, 2010*	December 31, 2010

*	Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.
The Request for Electronic Payment of Dividends Form is available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 — SLF.PR.A
Series 2 — SLF.PR.B
Series 3 — SLF.PR.C
Series 4 — SLF.PR.D
Series 5 — SLF.PR.E
Series 6R-SLF.PR.F
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF
As of May 3, 2010, there were 000,000,000 outstanding common shares, which are the only voting securities.
This report is printed on FSC certified paper and contains 30% recycled fibre and is FSC certified. The fibre used in the manufacture of the paper stock comes from well-managed forests, controlled sources and recycled wood fibre.

28 Sun Life Financial Inc. First Quarter 2010	CORPORATE AND SHAREHOLDER INFORMATION

SUN LIFE FINANCIAL INC.	150 King Street West sunlife.com Toronto, Ontario Canada M5H 1J9